Exhibit 1.02
Volcano Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, it must submit a Form SD which describes the reasonable country of origin inquiry completed.
If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, conflict mineral reports are not subject to an independent private sector audit.

Company Overview

The information contained in this report includes the activities of Volcano Corporation and all of Volcano Corporation’s subsidiaries (Volcano Corporation, together with such subsidiaries, collectively, “Volcano,” the “Company,” “we,” “us,” or “our”).

We design, develop, manufacture and commercialize a broad suite of precision guided therapy tools including intravascular ultrasound, or IVUS, and fractional flow reserve, or FFR, products. These products are intended to enhance the diagnosis and treatment of coronary and peripheral vascular disease by improving the efficiency and efficacy of existing diagnostic angiograms and percutaneous coronary interventional, or PCI, and endovascular procedures in the coronary arteries or peripheral arteries and veins.

We are incorporated under the laws of the State of Delaware, and our common stock is traded on the NASDAQ Global Select Market under the symbol “VOLC”. Our global headquarters are located at 3721 Valley Centre Drive, Suite 500, San Diego, CA 92130.

Products
Our principal product lines are classified into the following categories:

•	Consoles/Systems: We manufacture single and multi-modality systems to serve as platforms for our diagnostic and therapeutic products.

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IVUS and FFR Diagnostic Products (Coronary and Peripheral Vasculature): We manufacture single-procedure disposable phased array and rotational IVUS imaging catheters and single-procedure disposable FFR pressure and flow guide wires for use by physicians with our systems.

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Therapeutic Products (Peripheral Vasculature): We manufacture (or have manufactured) certain therapeutic products - an image guided therapy catheter and an intra-vena cava (IVC) filter - for use by physicians with our systems.

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Industrial Optics: Through Axsun Technologies, Inc., or Axsun, one of our wholly-owned subsidiaries, we manufacture optical engines for use in various industries, including the telecommunications and medical device industries.

Reasonable Country of Origin Inquiry

We have conducted an analysis of our products and determined that our products contain Conflict Minerals, and that such Conflict Minerals are necessary to the functionality or production of our products. Thus, our products are subject to the reporting obligations of the Rule.

We have conducted a good faith reasonable country of origin inquiry (RCOI) with respect to our suppliers. Our RCOI process is designed to allow us to determine whether Conflict Minerals used in the components and materials we source from our suppliers originated in the Covered Countries or came from scrap or recycled sources.

After removing from our diligence review those of our suppliers who do not supply us with components or materials containing Conflict Minerals, we contacted the remaining suppliers and gave them surveys designed to extract the required Conflict Minerals information. Of the 389 suppliers contacted by Volcano, 296 returned surveys containing at least some Conflict Minerals data. We were able to identify a total of 698 refiners or smelters (hereinafter, “Smelters”) from the information provided by these suppliers. However, due to the breadth and complexity of the supply chains applicable to our products, we believe it will be some time before all of our suppliers (or we, if our suppliers cannot provide all required information) verify the origin of all of the Conflict Minerals in our supply chain.

Thus, as of the date of this report, we are unable to determine the origin of all of the Conflict Minerals in our products, whether they come from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin, and therefore, we cannot exclude the possibility that some may have originated in the Covered Countries (and did not come from scrap or recycled sources). We will continue to leverage internal and external resources to conduct our good faith RCOI in accordance with the provisions of the Rule.

Conflict Minerals Policies and Procedures

We are working with our global supply chain to ensure compliance with the Rule. We have implemented a conflict minerals compliance program that is materially compliant with the framework established by the Organisation for Economic Cooperation and Development (OECD) pursuant to its “OECD Due Diligence Guidance for responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” Our program will continue to evolve as we receive further information from our suppliers and their respective supply chains.

We are in the process of reviewing our policies and processes pertaining to our Conflict Minerals program in light of the requirements of the Dodd-Frank Act, industry best practices as they have evolved over the past year, and the effects of recent case law on the SEC’s requirements regarding “DRC conflict free” certification of Conflict Minerals in registrants’ supply chains. As these policies and procedures are finalized and implemented, we will communicate them, as appropriate, via our corporate web site at www.volcanocorp.com, in our contracts and purchasing terms with our suppliers and internally to our personnel who participate in our conflict minerals due diligence process and who need to understand such policies and procedures to enable us to comply with our obligations under the Rule.

Due Diligence Process

1. Design of Due Diligence

Our due diligence measures have been designed to enable us to perform a good faith RCOI regarding the Conflict Minerals in our supply chain, as required by the Rule. The nature and extent of our internal Conflict Minerals diligence, content of our supply surveys, and follow-up interactions with our suppliers and other stakeholders involved in our supply chain, and similar actions are disclosed below in this report.

2. Management Systems

Policies and Processes

We are in the process of reviewing our Conflict Minerals policy, and will appropriately communicate this policy to our suppliers, our personnel and other relevant parties as part of our ongoing Conflict Minerals program. We have Conflict Minerals diligence processes in place which we intend to review and enhance as necessary and advisable to conduct our RCOI.

Internal Team

Our due diligence program involves a cross-functional team comprised of relevant personnel throughout our organization, including members of our supply chain, purchasing, legal, regulatory and engineering departments. Our senior management is given appropriate updates on our Conflict Minerals program.

Control Systems

We do not typically have a direct relationship with Smelters. However, as part of our diligence effort, we have contacted, and anticipate that we will communicate directly with these Smelters and other stakeholders as necessary to conduct our supply chain diligence. We also actively use and seek industry-wide initiatives that disclose upstream actors in the supply chain such as the Conflict-Free Smelter Program that is part of the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI). Other controls include our Code of Business Conduct and Ethics, or our Code of Conduct, which outlines expected behaviors for all of our employees and other parties who perform services for us or on our behalf. We have also included comprehensive conflict minerals representations and warranties in our form supply agreements, and as we negotiate or renegotiate supply agreements with new and existing suppliers, we will continue to seek to use our form supply agreement or otherwise require appropriate contractual representations and commitments regarding our supplier’s conflict minerals sourcing practices. Further, our standard purchase order terms and conditions require our suppliers to comply with all applicable laws pertaining to slavery and human trafficking in the countries in which they conduct business.

Supplier Engagement

As an essential aspect of our Conflict Minerals program, we have contacted each supplier in our supply chain that we have identified as supplying us during the reporting period with Conflict Minerals necessary for the functionality or production of our products. As a result of this effort, we have commenced communications with a number of our suppliers. We expect that these communications will continue and expand as we receive additional Conflict Minerals information from them. We also expect that these communications will provide us with insight and feedback on ways to improve supplier engagement in our Conflict Minerals program.

Grievance Mechanism

We maintain an Alert Line that is available 24 hours per day, seven days a week for questions or to report complaints or concerns or potential violations of our policies and procedures. This Alert Line is prominently referenced in our Code of Conduct and our whistleblower policy, and we strongly encourage our employees and contractors to report any good faith concerns, issues or potential violations via this Alert Line. We also provide other avenues for reporting grievances, including the ability to directly communicate with our Legal or Human Resources Department, our Chief Compliance Officer, or the Chair of the Audit Committee of our Board of Directors.

3. Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we actively seek to avail ourselves of resources provided by industry-wide initiatives pertaining to Conflict Minerals such as the Conflict-Free Smelter Program created in connection with the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI).

We have sent surveys to the suppliers that provide us with components or materials containing Conflict Materials that are necessary to the functionality or production of our products. We have reviewed all completed surveys from our suppliers and have made multiple efforts to contact non-responsive suppliers. The results of our survey efforts are discussed below in this report.

4. Design and Implement a Strategy to Respond to Risks

Our senior management receives appropriate periodic updates regarding our Conflict Minerals Program.

As part of our diligence process, we follow up with suppliers and update supply chain information as it is obtained. We also seek to validate information where deemed appropriate by means of direct communication with our suppliers or other relevant parties, and via publicly available resources such as the CFSI Conflict-Free Smelter Program. Where information provided by a supplier raises concerns or unanswered questions regarding the origin of the Conflict Minerals in the components or materials they supply us, we conduct appropriate follow-up diligence on such supplier. Once we have made the reasonable determination that a supplier does not supply us with Conflict Minerals from sources that may support conflict in any Covered Country or that such Conflict Minerals come from scrap or recycled sources, we conclude our diligence with respect to such supplier.

We anticipate that we will continue to enhance and update our risk assessment processes as our Conflict Minerals program continues to evolve.

5. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with Conflict Minerals Smelters and do not perform or direct audits of these entities within our supply chain. We accept and support the findings of the independent third party audit process conducted by the Conflict-Free Smelter Program.

6. Maintenance of Records

We maintain records of our Conflict Minerals program, including material interactions with and responses from our suppliers and other third parties within the scope of our RCOI.

7. Report on supply chain due diligence

This report is available on our website via the Corporate Governance tab on our Investors page at www.volcanocorp.com.

Due Diligence Results

Internal Investigation and Request for Information

We commenced our Conflict Minerals due diligence with a comprehensive internal survey of our supplier databases. We identified each of our suppliers and the components and materials supplied by each such supplier. We then engaged in a cross-functional review of these suppliers and the components and materials supplied by them. Those suppliers who our cross-functional team determined do not supply us with items containing Conflict Minerals were exempted from further due diligence review. Each of the remaining suppliers was given a written survey to complete. We conducted this survey using both the EICC-GeSI template developed by the EICC and GeSI, known as the CFSI Reporting Template, and a written template substantively similar to the EICC-GeSI template. Our surveys were designed to facilitate disclosure and communication of information regarding the use and origin of Conflict Minerals in our supply chain. The surveys included, without limitation, questions regarding origin of the Conflict Minerals, identity of our suppliers’ direct suppliers, and identity of applicable Smelters. These surveys were accompanied by written instructions designed to facilitate ease of use.

Survey Responses

We received responses from 76% of the 389 suppliers we surveyed. We reviewed the supplier responses to determine which required further engagement. We identified those suppliers who provided incomplete or inconsistent responses, and have contacted or attempted to contact each such supplier. We are engaged in active follow up with this category of suppliers to confirm the data provided, gather additional data and/or engage with other parties in their respective supply chains who have been identified during the course of our diligence. We have also made multiple attempts to contact each non-responsive supplier. From our supplier’s responses and from our internal diligence and review, we have determined that 54% of these 389 suppliers are currently within the scope of our RCOI.

Efforts to Determine Mine or Location of Origin

Through our review of resources provided by CFSI and iTSCi, the OECD implementation programs, and requesting our suppliers to complete our written surveys, we have determined that seeking information about Conflict Minerals Smelters in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the Conflict Minerals in our supply chain.

Smelters or Refiners Identified

The suppliers within our RCOI have provided us the names of 698 Smelters that process Conflict Minerals for these suppliers. After reasonable efforts to correct, review and remove duplicate and alternate names, we identified 207 of these Smelters as CFSI’s “known” smelters and refineries. Among these 207 known Smelters, 82 are listed on CFSI’s certified Conflict Free Smelters list and considered to be conflict free; with respect to the remaining Smelters, CFSI has not provided an opinion as to whether or not the Conflict Minerals procured from these Smelters originate from one of the Covered Countries. We have not included a list of these 698 Smelters, as many of our suppliers have not provided us sufficient information for us to confirm which of these Smelters are actually in our supply chain. We are continuing to conduct diligence on the identity of these Smelters.

Steps to be taken to mitigate risk

We intend to take the following steps in furtherance of our compliance with the requirements of the Rule:

•	Implement and communicate a formal conflict minerals policy;

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Enhance our supplier engagement and control (for example, through continued inclusion of appropriate conflict minerals representations, warranties and covenants in our new or renewed supplier contracts);

•	Continue our efforts to trace Conflict Minerals in our supply chain to their respective sources;

•	Continue to refer to and utilize accepted industry-wide tools and resources regarding Conflict Minerals diligence;

•	Continue to review and implement as we deem advisable the best practices endorsed by the OECD and relevant trade associations.